DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2240

August 6, 2010

VIA COURIER AND EDGAR

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:                             Behringer Harvard Multifamily REIT I, Inc.

Post-Effective Amendment No. 7 to Form S-11

Commission File No. 333-148414

Dear Mr. Dang:

On behalf of Behringer Harvard Multifamily REIT I, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comments regarding Supplement No. 5 to the Company’s prospectus contained in the above-referenced filing and respond to each of them as set forth below.  The Company will file a pre-effective amendment to Post-Effective Amendment No. 7 to make the changes described below.

1.  In the first table contained under “Operating Information—Description of Real Estate and Real Estate-Related Assets—Summary of Properties,” please disclose the Company’s criteria for when a multifamily community is “stabilized” and please provide the physical occupancy rates for all of the Company’s properties, including those that are not yet stabilized.

Response:  The Company will revise the table to make the requested changes.  A substantially final version of the revised table, with footnotes, is provided below.  The definition of a “stabilized” multifamily community is provided in footnote 7.  The Company has also revised footnote 1 to clarify what is meant by a “completed” property and added footnotes 8 and 9 to provide additional disclosure regarding two properties that were originally built as condominiums but were not deemed “complete” as of March 31, 2010 because of ongoing minor renovations required to convert them to multifamily communities.

Table with surrounding disclosure:

As of March 31, 2010, we have made five wholly owned acquisitions, one wholly owned note receivable and 18 investments in unconsolidated real estate joint ventures.  These investments consist of equity and/or debt investments in 23 multifamily communities, as described further below.  The following table presents information about the 23 multifamily communities as of March 31, 2010:

Multifamily Community Name	City and State	Number of Units	Year of Completion / Initial Investment (1)	Average Unit Size (Sq. Ft.)	Physical Occupancy Rate (2)	Average Effective Monthly Rent (per Unit) (3)		Carrying Value of Investment (in millions) (4)
The Gallery at NoHo Commons	Los Angeles, CA	438	2006 / 2009	822	91%	$1,639	(5)	$105.4	(6)
Mariposa Loft Apartments	Atlanta, GA	253	2004 / 2009	974	94%	$1,161		$27.7
Grand Reserve Orange	Orange, CT	168	2005 / 2009	972	91%	$1,462		$24.9
Acacia on Santa Rosa Creek	Santa Rosa, CA	277	2003 / 2010	870	96%	$1,308		$37.3
The Lofts at Park Crest	McLean, VA	131	2008/ 2010	1,047	91%	$3,034		$49.5
The Reserve at Johns Creek Walk	Johns Creek, GA	210	2006 / 2007	1,181	97%	$1,109		$3.8
Halstead	Houston, TX	301	2004 / 2009	974	87%	$1,141		$3.3
Waterford Place	Dublin, CA	390	2003 / 2009	900	93%	$1,684		$10.5
Burrough’s Mill Apartment Homes	Cherry Hill, NJ	308	2003 / 2009	1,041	93%	$1,439		$7.5
Calypso Apartment and Lofts	Irvine, CA	177	2008 / 2009	1,000	94%	$1,980		$14.3
4550 Cherry Creek	Denver, CO	288	2004 / 2010	1,212	91%	$1,508		$13.0
Forty55 Lofts(7)	Marina del Rey, CA	140	2009(8)	1,306	54%	—		$27.0
Cyan / PDX(7)	Portland, OR	352	2009 / 2009	636	51%	—		$45.8
San Sebastian(7)	Laguna Woods, CA	134	2009(9)	1,311	3%	—		$19.7
The Eclipse(7)	Houston, TX	330	2009 / 2007	972	80%	—		$19.0
Satori(7)	Fort Lauderdale, FL	279	2010 / 2007	1,247	71%	—		$11.9
The Venue(7)	Clark County, NV	168	2009 / 2008	973	68%	—		$4.3
55 Hundred(7)	Arlington, VA	234	2007	943	14%	—		$23.2
Skye 2905(7)	Denver, CO	400	2008	919	19%	—		$12.7
Veritas(7)	Henderson, NV	430	2008	1,010	11%	—		$14.7
Grand Reserve(7)	Dallas, TX	149	2010 / 2007	997	42%	—		$7.7	(10)
Bailey’s Crossing(7)	Alexandria, VA	414	2007	986	22%	—		$29.7
The Cameron(7)	Silver Spring, MD	325	2007	931	9%	—		$10.9

(1)          We include only the date of our initial investment if the multifamily community has not yet been completed as of March 31, 2010.  We consider a multifamily community complete when the community is substantially constructed or renovated and capable of generating all significant revenue sources.

(2)          The physical occupancy rate is defined as the units occupied as of March 31, 2010 divided by the total number of residential units. Not considered in the physical occupancy rate is rental space designated other than for residential use, which is primarily retail space.  The total gross leasable area of retail space for all these communities is approximately 100,000 square feet, which is approximately 6% of total rentable area.

(3)          Average effective monthly rent has been calculated based on the leases in effect as March 31, 2010 using the monthly average monthly rent over the remaining term of the lease. Average effective monthly rent only includes base rents for the units and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the three months ended March 31, 2010, these other charges were approximately $0.9 million, approximately 7% of total revenues for the period.  The average effective monthly rate also does not include unleased units or non-residential rental areas, which are primarily related to retail space.

(4)          Figures represent the carrying value of our equity or debt investment in the multifamily community, if consolidated, or in the unconsolidated real estate joint venture, as applicable and as such investments are described further below.

(5)          Included in the calculation of average effective monthly rent for The Gallery at NoHo Commons is a subsidy payment from the local housing authority as partial reimbursement for our obligation to provide affordable housing through 2048. The subsidy payment is a level annual payment of approximately $2 million per year through 2028 with no payments for the remaining 20-year period of the obligation. The amount included in the average effective monthly rent is calculated on a straight line basis over the remaining period of the obligation.

(6)          Purchase price of The Gallery at NoHo Commons was $96.0 million, excluding closing costs.

(7)          As of March 31, 2010, these multifamily communities were in lease up.  We have not included average effective monthly rent for these communities and do not intend to provide such information until they have reached stabilization, as such information would not be meaningful until such time.  We define multifamily communities as being in lease up if they have commenced leasing but have not yet reached stabilization.  We define communities as stabilized upon the earlier of 90% occupancy or one year after completion.

(8)          This property, acquired in 2009, was originally completed in 2008 as a condominium rather than a multifamily community.  Minor renovations were required in order to convert it to a multifamily community capable of generating all significant revenues.  As of March 31, 2010, this multifamily community was not considered complete because the renovations were not substantially complete.

(9)          This property, acquired in 2009, was originally completed in 2009 as a condominium rather than a multifamily community.  Minor renovations were required in order to convert it to a multifamily community capable of generating all significant revenues.  As of March 31, 2010, this multifamily community was not considered complete because the renovations were not substantially complete.

(10)    Consists of a $2.5 million carrying value (principal of $2.2 million and accrued interest of $0.3 million) for our wholly owned note receivable made to the owner of the Grand Reserve project and a $5.2 million carrying value for our investment in the Grand Reserve BHMP CO-JV.

2.  In the second table contained under “Operating Information—Description of Real Estate and Real Estate-Related Assets—Summary of Properties,” please list the expected improvement costs, expected completion dates and prelease rates of all of the Company’s property investments that are not yet complete.

Response:  The Company will revise the table in accordance with the comment.  A substantially final version of the revised table and related disclosure is provided below.  The Company considers a multifamily community complete when the community is substantially constructed or renovated and capable of generating all significant revenues sources.  As of March 31, 2010, seven of the Company’s property investments were incomplete according to this definition. However, two of these properties, Forty55 Lofts and San Sebastian, required only minor renovations to convert them from condominiums to multifamily communities.  The Company has added footnotes 8 and 9 to the table addressed in the comment above to disclose this, and has added a paragraph after the second table to discuss this as well.  The Company has disclosed that none of the multifamily communities that were not complete and stabilized as of March 31, 2010 were subject to any preleasing terms as of such date.

Table with surrounding disclosure:

Five of the properties described above are new construction properties that were still in lease up and had remaining budgeted development costs as of March 31, 2010.  The budgeted development costs for these projects have been, and are expected to be, fully funded from a combination of loans made by us or joint ventures in which we have invested, senior loans described below under “—Debt Obligations” and equity investments.  Our equity and debt investments in these projects are described below under “—Investments in Unconsolidated Real Estate Joint Ventures.”  We are generally not liable for development costs beyond the capital we have already invested in these projects.

The following table contains information about the remaining budgeted construction and/or improvement costs for each of these multifamily communities as of March 31, 2010 (dollar amounts in millions):

Multifamily Community Name	Total Remaining Budgeted Development Costs	Actual / Estimated Completion Date (1)
55 Hundred	$11.9	2nd Quarter 2010
Skye 2905	$18.0	4th Quarter 2010
Veritas	$16.2	1st Quarter 2011
Bailey’s Crossing	$8.8	3rd Quarter 2010
The Cameron	$33.3	3rd Quarter 2010

(1)          Completion dates are estimated except with respect to 55 Hundred, which was completed in the second quarter of 2010.

In the table above, actual and estimated completion dates are based on the date the multifamily community is substantially constructed or renovated and capable of generating all significant revenues sources.  Thus, the dates provided in the table above may be different from the completion dates defined in the various contractual agreements or the final issuance of any official regulatory recognition of completion related to each multifamily community.

In addition, as of March 31, 2010, the minor renovations necessary to convert Forty55 Lofts and San Sebastian, which were originally built as condominiums in 2008 and 2009, respectively, to multifamily communities were not complete.  However, the projected costs of these minor renovations were not significant.  These minor renovations were completed for Forty55 Lofts in the second quarter of 2010 and are estimated to be completed for San Sebastian in the third quarter of 2010.

None of the units in the multifamily communities that were not complete and stabilized as of March 31, 2010 were subject to any preleasing terms as of such date.

3.  In the second table contained under “Operating Information—Description of Real Estate and Real Estate-Related Assets—Summary of Properties,” please revise the heading “Total Unfunded Budgeted Costs” to clarify that these are costs remaining to be spent on the project rather than costs for which funding does not exist.

Response:  The Company will revise this heading to “Total Remaining Budgeted Development Costs,” as shown in the response to comment 2 above.  The Company confirms that the sources of funding all of these costs have been established and we note that the paragraphs before this table disclose that “The budgeted development costs for these projects have been, and are expected to be, fully funded from a combination of loans made by us or joint ventures in which we have invested, senior loans described below under “—Debt Obligations” and equity investments.”

If you should have any questions about this filing or require any further information, please call me at (919) 786-2040.

Very truly yours,

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh